Filed pursuant to Rule 253(g)(2)

File No. 024-11569

SUPPLEMENT DATED JUNE 7, 2024

TO OFFERING CIRCULAR DATED AUGUST 28, 2023

PROVEN Group, Inc.

This document supplements, and should be read in conjunction with, the offering circular dated of PROVEN Group, Inc. (the “Company”) dated August 28, 2023 (the “Offering Circular”), as supplemented on April 29, 2024. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular and supplements are available HERE  and HERE.

The purpose of this supplement is to:

•	Update the officers of the Company.

As a result, the Company amends and restates the “DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES” section of its Offering Circular:

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Marc Chapman	President	52	May 24, 2024 – Present	Full-time
Mingshu S. Zhao	Chief Strategy Officer	40	May 24, 2024 –Present	Full-time
Zaoshi “Amy“Yuan	Chief Financial Officer, Treasurer, Secretary	39	May 15, 2017 – Present	Full-time
Directors:
Mingshu S. Zhao	Director	40	May 15, 2017 –Present	N/A
Zaoshi Yuan	Director	39	May 15, 2017 –Present	N/A
Akash Bedi	Director	40	October 26, 2022 – Present	N/A
Significant Employees:
Ali Waterman	VP of Finance	33	September 06, 2022 – Present	Full-time
Eric Wong	Head of Engineering	59	May 15, 2017 – Present	Full-time

Marc Chapman, President

Marc has over 25 years of experience in building and scaling consumer technology companies. Originally from NY, he began his career in Finance working in corporate finance roles at Eastman Kodak (1995-1999) and Intel (1999-2000). In 2000, he helped start Snapfish, an online photo company, and as the VP of Worldwide Product & Operations, grew the company to over $300 million in revenue and operating in 22 countries, selling it to Hewlett Packard for $300 million in 2005. Subsequently, he held COO roles at Minted (2013-2014) and Symphony Commerce (2014-2015). Most recently, he started SpoonfulOne in 2016, a company dedicated to tackling the food allergy epidemic and their COO and GM of DTC businesses. SpoonfulOne was sold last year to Nestle, who was also the lead investor in the Company.

Ming Zhao, Chief Strategy Officer and Director:

Ming is the Chief Strategy Officer and Co-Founder of PROVEN Group, Inc.. Prior to her appointment as Chief Strategy Officer, Ming was our Chief Executive Officer from May 2017 – May 2024. Ming holds an MBA degree from Harvard Business School, is a third-generation entrepreneur and is bilingual in English and Chinese.

Prior to founding PROVEN Group, Inc., she built and led the Partnerships Team at NerdWallet, a consumer fintech company from 2014 to 2016. Before that, she was a fund of hedge funds investor at the Pacific Alternative Asset Management Company (PAAMCO) from 2011-2013. Prior to that, she was a Private Equity Investor at Bain Capital from 2008-2010, investing in consumer, technology and biotech companies globally. She started her career in Strategy Consulting at the Boston Consulting Group, where she advised Fortune 500 companies on their strategy, operations and distribution.

Zaoshi “Amy” Yuan, Chief Technology Officer, Chief Financial Officer and Director:

Amy is the CFO, Treasurer, Secretary and Co-Founder of PROVEN Group, Inc.. She is a computational physicist and participated in scientific simulations on one of the largest super-computer in the world. She also has 8 publications in leading peer-reviewed physics scientific journals.

She is a data scientist and an engineer with a background in math, physics, and high-performance computing with a Postdoctoral Chemical Engineering degree from Stanford University and a PhD in Computational Physics from The University of Southern California.

Prior to founding PROVEN Group, Inc., Amy was the Lead Data Scientist at Lyra Health from 2015-2017. Prior to that, she was a Lead Data Scientist at McKesson from 2015-2016. At both of these companies, she developed data products that enable better care for people through the use of technology.

Akash Bedi, Director

Akash Bedi currently serves as the Group Rotating CEO and Chief Executive Officer, North America and Europe at H&H Group. As part of his role at H&H Group, Akash is responsible for the leadership for all aspects of the company’s operations with an emphasis on long-term goals, growth, profit, and return on investment. Prior to joining H&H Group in 2018, Akash held the position of Director, Global Consumer & Retail at HSBC for over 10 years where he worked on M&A transactions from its global offices in New York, London and Hong Kong.

Ali Waterman, VP of Finance

Ali Waterman is the VP of Finance at PROVEN Group, Inc., Inc. where she oversees the company’s Finance and HR functions. She holds an MBA from The University of Chicago Booth School of Business. She is a Finance and Operations professional with extensive leadership experience in FP&A, financial and business operations, and strategic analysis in high growth organizations.

Prior to joining the Company, Ali held positions of increasing responsibility leading up to VP of Finance at Envoy Global from 2017 to 2022. At Envoy, an immigration software and services provider, Ali played an integral role in building financial and operational structures leading to a successful exit in 2021. From 2012 to 2017, she worked as a financial analyst at Harkcon Inc.

Eric Wong, Head of Engineering

Eric has been the company’s Head of Engineering since May 2017. Eric is a tech startup veteran who brings a wealth of experience to PROVEN. From being the first Engineer at mental health unicorn, Lyra Heath to building financial platforms for developing countries in West Africa, Eric is devoted to enabling innovation in mission driven startups in FinTech, Gaming, Marketing, Biomics and now AI Powered Personalized Beauty.